Mail Stop 3720

November 30, 2006

Mr. Roger M. Slotkin
Chief Executive Officer
Odyne Corporation
89 Cabot Court
Suite L
Hauppauge, NY 11788

> **Re:** **Odyne Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed November 22, 2006**
> **File No. 333-130768**

Dear Mr. Slotkin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have revised the effective date of the dismissal of your former accountant and the retention of your new accountant. Please amend your Form 8-K to update your disclosures through this date, or such other effective date subsequent to the filing of the company's Quarterly Report for the quarter ended September 30, 2006. Please note that all portions of the Form 8-K should be updated, including the section regarding any disagreements. A new Exhibit 16 letter will also be required.

*   *   *   *

As appropriate, please amend your filing and respond to our comment, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief